SCHEDULE 13D

CUSIP No. 69323 K 100	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13D-2(a)

(Amendment No.     )

PCM, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69323 K 100

(CUSIP Number)

Firoz Lalji

1102 15th Street SW, Suite 102

Auburn, WA 98001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS FIROZ LALJI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 592,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 592,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS NAJMA LALJI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 592,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 592,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 4 of 9 Pages

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.001 (the “Common Stock”), of PCM, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1940 E. Mariposa Avenue, El Segundo, California 90245.

Item 2.	Identity and Background.

(a)-(c) Firoz Lalji is the Chairman of Zones, Inc. His business address is 1102 15th Street SW, Suite 102, Auburn, Washington 98001. Najma Lalji is the wife of Firoz Lalji and is a principal of the FANA Group of Companies. Her business address is 10655 NE 4th Street, Suite 700, Bellevue, Washington 98004.

(d) During the last five years, none of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f)	The reporting persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 592,103 shares of Common Stock beneficially owned by the reporting persons was $5,283,022.38 and such shares were acquired through open market purchases or private transactions using personal funds.

Item 4.	Purpose of Transaction.

The reporting persons purchased shares of the Issuer’s Common Stock based on the reporting persons’ belief that the shares of Common Stock were grossly undervalued and represented an attractive investment opportunity. Subject to market conditions and such other considerations as they deem relevant, the reporting persons may, from time to time, purchase additional shares of the Issuer’s Common Stock in the open market or in private transactions at such times and at such prices as they find attractive. The reporting persons reserve the right to dispose of shares of the Issuer’s Common Stock from time to time.

The reporting persons believe the Issuer is poorly managed and is one of the poorest-performing companies in its industry channel. The reporting persons believe the Issuer has not done as much over the past several years to drive growth, profitability and stockholder value as other companies in its industry. The reporting persons note that over the past three years the Issuer has seen no revenue growth, stagnating at approximately $1.4 billion annually, and has cumulatively generated net income of approximately $16.4 million on revenues of approximately $4.26 billion, which the reporting persons believe represents a wholly-unacceptable level of 0.4% of revenue. The reporting persons further believe that the Issuer’s Chief Executive Officer, who is also a founder of the Issuer, is compensated at unreasonably higher levels than those of his peers at similarly-sized companies. The reporting persons intend to engage in discussions with the board of directors of the Issuer regarding these concerns and other matters relating to the business, including exploring ways to enhance stockholder value and to generate financial performance no less than the median levels when compared with the Issuer’s competitors, as well as evaluating whether a change in management is appropriate and whether the Issuer should remain an independent public company.

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 5 of 9 Pages

The reporting persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, seeking representation on the Issuer’s board of directors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

Except as set forth above or such as would occur upon completion of any of the actions discussed above, the reporting persons do not have any intention to engage in any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D. The reporting persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The reporting persons beneficially own 592,103 shares of Common Stock, which includes 519,290 shares of Common Stock held in a joint account by the reporting persons, 54,500 shares of Common Stock held in Firoz Lalji’s 401(k) account and 18,313 shares of Common Stock held in Najma Lalji’s 401(k) account. Based on 11,790,674 shares of the Issuer’s Common Stock outstanding as of December 31, 2013, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s press release attached as an exhibit to its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2014, the shares of Common Stock beneficially owned by the reporting persons represent approximately 5.02% of the outstanding shares of the Issuer’s Common Stock.

(b) The reporting persons have shared voting power and power of disposition over the 592,103 shares of Common Stock that they beneficially own.

(c) The following table sets forth all transactions in shares of Common Stock effected by the reporting persons during the past 60 days. All such transactions were effected in the open market. The amounts reported in the “Weighted Average Price Per Share” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Per Share Prices” column in the table below. The reporting persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of shares of Common Stock purchased or sold, as applicable, within the range of prices set forth in the table below.

Trade Date	Shares Purchased (Sold) #	Price Per Share ($)	Weighted Average Price Per Share ($)	Range of Per Share Prices ($)
3/7/2014	6,645	—	9.747	9.790 – 9.714
3/6/2014	3,000	—	9.700	9.690 – 9.700
3/5/2014	6,262	—	9.648	9.550 – 9.680
3/4/2014	2,051	9.550	—	—
3/3/2014	1,800	9.500	—	—
2/28/2014	3,200	—	9.440	9.400 – 9.450
2/27/2014	2,500	—	9.500	9.499 – 9.500

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 6 of 9 Pages

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons, or between the reporting persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, dated March 12, 2014, by and between Firoz Lalji and Najma Lalji.

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2014	By:	/s/ Firoz Lalji
Firoz Lalji

Date: March 12, 2014	By:	/s/ Najma Lalji
Najma Lalji

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

1.	Joint Filing Agreement, dated March 12, 2014, by and between Firoz Lalji and Najma Lalji